Filed Pursuant to Rule 433

Dated June 25, 2026

Registration Statement: No. 333-275858

The Charles Schwab Corporation

$1,000,000,000 4.603% FIXED-TO-FLOATING RATE SENIOR NOTES DUE 2029

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation (“CSC”), a Delaware corporation

Expected Ratings: (Moody’s / S&P / Fitch)*	A2 / Stable, A- / Positive, A / Stable

Security Type:	Senior Unsecured Notes

Title of Securities:	4.603% Fixed-to-Floating Rate Senior Notes due 2029 (the “Notes”)

Pricing Date:	June 25, 2026

Settlement Date:	June 29, 2026 (T+2)**

Principal Amount:	$1,000,000,000

Maturity Date:	July 27, 2029

Benchmark Treasury:	4.000% UST due May 31, 2028

Benchmark Treasury Price / Yield:	99-25 7/8 / 4.103%

Spread to Benchmark Treasury:	+50 bps

Yield to Maturity:	4.603%

Public Offering Price:	100.000% of the principal amount

Gross Proceeds to CSC:	$1,000,000,000

Underwriting Discount per note paid by CSC:	0.150%

Aggregate Underwriting Discount paid by CSC:	$1,500,000

Net Proceeds to CSC (after the underwriting discount, but before deducting offering expenses):	$998,500,000

Interest Rates:	The Notes will bear interest (i) during the Fixed Rate Period at a fixed rate per annum equal to 4.603%, and (ii) during the Floating Rate Period at a floating rate per annum equal to compounded SOFR in accordance with the provisions set forth in the preliminary prospectus supplement plus 0.622%.

Interest Reset Date:	July 27, 2028

Fixed Rate Period:	From and including the original issue date to but excluding the Interest Reset Date

Floating Rate Period:	From and including the Interest Reset Date to but excluding the Maturity Date

Interest Payment Dates:

Fixed Rate Period: Semi-annually in arrears on each January 27 and July 27, commencing on July 27, 2026 and ending on July 27, 2028

Floating Rate Period: Quarterly in arrears on October 27, 2028, January 27, 2029 and April 27, 2029; provided that the final interest payment will be made on the Maturity Date

Interest Payment Determination Date:	The date two U.S. Government Securities Business Days (as defined in the preliminary prospectus supplement) preceding each Floating Rate Period interest payment date

Optional Redemption: Make-Whole Call:	On or after December 28, 2026 and prior to the Interest Reset Date, CSC may redeem some or all of the Notes at any time at a redemption price equal to the greater of: (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Interest Reset Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points less interest accrued to the date of redemption; and (b) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

Par Call:	On the Interest Reset Date, in whole but not in part, or on or after June 27, 2029 (one month prior to the Maturity Date), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to but excluding the redemption date.

CUSIP / ISIN:	808513 CS2 / US808513CS28

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.
**

We expect delivery of the notes will be made against payment therefor on or about June 29, 2026, which is the second business day following the date hereof. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the first business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, or Goldman Sachs & Co. LLC toll-free at (866) 471-2526.

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